UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67269 / June 27, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14890

In the Matter of

                                           :

QUINTEK TECHNOLOGIES, INC.,   :   ORDER MAKING FINDINGS
THE SAINT JAMES CO.,   :   AND REVOKING
URIGEN PHARMACEUTICALS, INC.,   :   REGISTRATIONS BY DEFAULT
VALOR ENERGY CORP.,   :   AS TO FOUR RESPONDENTS
WHERIFY WIRELESS, INC., and   :
WINWIN GAMING, INC.,   :

      The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on May 24, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Quintek Technologies, Inc. (Quintek), The Saint James Co. (Saint James), Wherify Wireless, Inc. (Wherify), and WinWin Gaming, Inc. (WinWin Gaming), (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

      The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by May 26, 2012. See 17 C.F.R. § 201.141(a)(2)(ii). To date, Respondents have not filed Answers, which were due ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). On June 11, 2012, Respondents were ordered to show cause by June 22, 2012, why the registrations of their securities should not be revoked by default. No Respondent filed a response to that order. Respondents also failed to appear at the telephonic prehearing conference held on June 20, 2012.

      Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

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[1] Respondent Urigen Pharmaceuticals, Inc., filed an Answer to the OIP and remains in the proceeding. On June 22, 2012, Respondent Valor Energy Corp. (Valor) was ordered to show cause by July 5, 2012, why the registration of its securities should not be revoked by default. Valor's time to respond to that order has not yet expired and therefore this Order Making Findings and Revoking Registrations by Default does not apply to it.

Quintek (CIK No. 1107714) is a suspended California corporation located in Huntington Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Quintek is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007. On August 6, 2003, a permanent injunction was entered against Quintek, enjoining the company from violations of the Exchange Act, including Section 13(a). As of May 14, 2012, the company's stock (symbol "QTEK") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Saint James (CIK No. 758256) is a North Carolina corporation located in Santa Monica, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Saint James is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $1 million for the prior nine months. As of May 14, 2012, the company's stock (symbol "STJC") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Wherify (CIK No. 1051902) is a void Delaware corporation located in San Mateo, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wherify is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 2008, which failed to provide any financial statements, and was materially deficient. As of May 14, 2012, the company's stock (symbol "WFYW") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

WinWin Gaming (CIK No. 897545) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WinWin Gaming is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006, which reported a net loss of over $7.3 million for the prior six months. As of May 14, 2012, the company's stock (symbol "WNWN") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Quintek Technologies, Inc., The Saint James Co., Wherify Wireless, Inc., and WinWin Gaming, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge